May 1, 2023

United States Securities and Exchange Commission

Attn: Ms. Angela Lumley

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, DC 20549-7010

VIA EDGAR

Re:	GameSquare Holdings, Inc. (formerly Engine Gaming and Media, Inc.)
Form 20-F for Fiscal Year Ended August 31, 2022
Comment Letters Dated March 3, 2023 and April 13, 2023
File No. 001-39389

GameSquare Holdings, Inc. (formerly Engine Gaming and Media, Inc.) (the “Company”) confirms receipt of the comment letter by the staff of the United States Securities and Exchange Commission, dated April 13, 2023, in respect of the above noted filing. The Company is in the process of engaging a new auditor to conduct new audits for the three most recently completed fiscal years in accordance with the standards of the Public Company Accounting Oversight Board (United States). Accordingly, the Company expects to file an amended Form 20-F containing new audit reports on or about July 31, 2023.

If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact me at (212) 931-1229 or Richard Raymer, our outside legal counsel at (416) 367-7388.

Yours truly,

GameSquare Holdings, Inc.

/s/ Michael Munoz

Chief Financial Officer